STEVENS & LEE

LAWYERS & CONSULTANTS

111 N. Sixth Street
Reading, PA  19601
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:

(610) 478-2167

                                                                                                                    Email:           tfd@stevenslee.com

Direct Fax:

(610) 988-0828

July 17, 2013

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds
ICA File 811-22706

Ladies and Gentlemen:

We are counsel to the above referenced investment company.  The Company filed a new Prospectus and Statement of Additional Information under Rule 485(a) on May 23, 2013, to add a new Class I to the Baltic Index Fund.  The Staff of the Commission has provided comments on this filing and suggested certain revisions by telephone call to the undersigned. The Fund will make all changes requested by the Staff, as follows:

1.

The Total Annual Fund Operating Expenses in the Prospectus has been adjusted to a much higher estimate more in line with the results for the previous DMS series funds, as reported in their first Semi-Annual Report.  The Fund believes that the operating expense will decline dramatically as the various series begin to build net assets.  In addition, the language in this table has been corrected to reflect the fee waiver and reimbursement agreement by the advisor, which will remain in place for at least one year, and the related footnotes have been corrected (or added) to properly refer to the estimated fees and the waiver agreement.

2.

The language in the section “THE FUNDS AND THE ADVISOR- Investment Advisor” has been corrected to reflect the fee waiver properly in accordance with the expense table.

3.

In the section “INVESTING WITH DMS FUNDS – How to Pay for a Purchase- By Check” the language has been corrected to refer to the Baltic Index Fund.

4.

No changes were requested by the staff in the SAI.   However, the Fund has conformed the language in the SAI about the advisory fee and the waiver agreement to the language in the Prospectus.  In addition, the SAI has been updated in the section “MANAGEMENT OF THE FUND” to include two new independent trustees who have been added to the board, and to show that all Trustees are trustees of each of the separate DMS fund series.

Separately from the Prospectus and SAI, the Staff has inquired about the status of the 40-17g filing.  The Fund has now received all the documents necessary to file the 40-17g materials, and will do so as soon as possible.

With the changes referenced in the foregoing items of correspondence, the Fund now believes that it has addressed all comments raised by the Staff that would be applicable to the Class I of the Baltic Index Fund.  The Fund previously requested acceleration of this filing, and was advised by the staff that a request by both the distributor and the Fund was required.  The Fund believes that the sixty day period under Rule 485(b) expires on July 22, 2013.  Thus, the Fund will not request acceleration if the filing will automatically become effective on that date.  If you need any further information, please contact the undersigned.

Very truly yours,

STEVENS & LEE

/s/ Timothy F. Demers

Timothy F. Demers

TFD:mm